Pacific Rim Mining Corp.
Interim Consolidated Balance Sheets
In thousands of U.S. Dollars
(unaudited)

ASSETS	July 31, 2008	April 30, 2008
Current Assets

Cash and cash equivalents	$677	$1,922
Short-term investments (Note 3)	1,976	4,232
Inventory (Note 4)	1,247	1,290
Receivables, Deposits and Prepaids	190	222
	4,090	7,666

Property, Plant and Equipment (Note 5)	6,823	6,793
Restricted Cash	24	24
Closure Fund	3,767	3,787
	$14,704	$18,270

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$2,119	$2,552
Asset retirement obligation – current portion	260	260
Pension and post-retirement benefit liability	131	131
	2,510	2,943

Future Income Tax Liability	1,046	1,046
Asset Retirement Obligation	1,631	1,664
Pension and Post-retirement Benefit Liability	72	72
Severance Liability	387	384
	5,646	6,109
SHAREHOLDERS’ EQUITY
Share Capital (Note 7)
Authorized:
unlimited common shares without par value
Issued and fully paid:	82,649	82,649
116,915,460 shares outstanding (116,915,460 @
Apr.30/08)
Contributed Surplus	4,387	4,170
Accumulated Other Comprehensive Income	146	197
Deficit	(78,124)	(74,855)
	9,058	12,161
	$14,704	$18,270
Going Concern (Note 1)
Measurement Uncertainty (Note 5(a)(ii))

APPROVED BY THE BOARD OF DIRECTORS:

“Paul Sweeney”	, Director

“Catherine McLeod-Seltzer”	, Director

- The accompanying notes are an integral part of these financial statements -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Loss
For the Three Months Ended July 31,
In thousands of U.S. Dollars, except per share amounts
(unaudited)

	2008	2007

Revenue	$1,808	$1,339

Cost of Sales
Operating costs	1,204	139
Depreciation and accretion	128	85
	1,332	224
Mine Operating Income	476	1,115

Expenses (Income)
Exploration
- direct	2,352	2,301
- stock-based compensation (Note 7)	99	45
General and administrative
- direct	1,180	601
- stock-based compensation (Note 7)	118	57
Foreign exchange (gain)/loss	49	(328)
Interest income	(53)	(102)
	3,745	2,574
Loss Before Taxes	$(3,269)	$(1,459)
Income Taxes	-	-
Loss for the Period	(3,269)	(1,459)

Loss Per Share - Basic and Diluted	$(0.03)	$(0.01)
Weighted average shares outstanding during the period	116,915,460	109,781,960

- The accompanying notes are an integral part of these financial statements -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Shareholders’ Equity
In thousands of U.S. Dollars
(unaudited)

				Accumulated
	Share Capital		Contributed	Other	Accumulated	Total
	Common Shares		Surplus	Comprehensive	Deficit
				Income
	Number	$	$	$	$	$

Balance – April 30, 2007	109,781,960	76,765	1,993	-	(62,121)	16,637
Adoption of new accounting
standards	-	-	-	77	-	77
Stock-based compensation	-	-	994	-	-	994
Fair value of options
exercised	-	139	(139)	-	-	-
Shares issued for cash
- options exercised	282,500	216	-	-	-	216
Shares issued for cash,
net of cost	6,711,000	5,496	1,204	-	-	6,700
Shares issued for property
option payment	140,000	151		-	-	151
Warrants issue costs	-	(118)	118	-	-	-
Unrealized gain on financial
assets classified as available	-	-	-	120	-	120
for sale
Loss for the year	-	-			(12,734)	(12,734)

Balance – April 30, 2008	116,915,460	82,649	4,170	197	(74,855)	12,161

Stock-based compensation	-	-	217	-	-	217

Unrealized loss on financial
assets classified as available-
for-sale	-	-	-	(51)	-	(51)

Loss for the period	-	-	-	-	(3,269)	(3,269)

Balance – July 31, 2008	116,915,460	82,649	4,387	146	(78,124)	9,058

- The accompanying notes are an integral part of these financial statements -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Cash Flows
For the Three Months Ended July 31,
In thousands of U.S. Dollars
(unaudited)

	2008	2007
Operating Activities
Loss for the period	$(3,269)	$(1,459)
Items not affecting cash:
Depletion, depreciation and amortization	147	90
Stock-based compensation	217	102
Accretion	21	27
Severance cost	3	-
Interest earned on closure fund	(32)	(41)
Gain from disposition of plant and equipment	(4)	-
	(2,917)	(1,281)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(433)	(652)
Closure cost expenditures	(54)	(33)
Inventories	43	(930)
Receivables	32	(107)
Cash Flow Used for Operating Activities	(3,329)	(3,003)
Investing Activities
Net short term investment redemptions	2,256	2,370
Purchases of property, plant and equipment	(176)	(991)
Proceed from disposition of property, plant and equipment	4	-
Cash Flow Provided By Investing Activities	2,084	1,379

Net Decrease in Cash and Cash Equivalents	(1,245)	(1,624)
Cash and cash equivalents - Beginning of period	1,922	2,496
Cash and Cash Equivalents - End of Period	$677	$872

- The accompanying notes are an integral part of these financial statements -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Comprehensive Loss
For the Three Months Ended July 31,
In thousands of U.S. Dollars
(unaudited)

	2008	2007

Net Loss for the Period	$(3,269)	$(1,459)

Other comprehensive income
Unrealized loss on investments available for sale	(51)	(6)

Comprehensive Loss for the Period	$(3,320)	$(1,465)

- The accompanying notes are an integral part of these financial statements -

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

1.	Nature of Operations, Going Concern and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and carries out exploration activities in Costa Rica and Guatemala.

The Company has not yet confirmed whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. During the three months ended July 31, 2008, the Company incurred a loss of $3,269 and as at July 31, 2008 has an accumulated deficit of $78,124. The Company will require additional funding to maintain its ongoing exploration programs and property commitments as well as for administrative purposes. These conditions and risks cast substantial doubt on the validity of the going concern assumption.

The operations of the Company have been funded primarily by its interest in the Denton-Rawhide Joint Venture, the use of funds raised through a short form prospectus equity financing that closed on March 1, 2006 and funds raised through a private placement that closed on February 29, 2008. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future.

These interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption to be inappropriate, and these adjustments could be material.

Basis of Presentation

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly these financial statements should be read in conjunction with the audited financial statements and accompanying notes contained in the Company’s annual report for the year ended April 30, 2008.

With the exception of changes in accounting policies adopted since April 30, 2008 as described in note 2, the accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal year ended April 30, 2008.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

2.	Changes in Accounting Policies

Financial Instruments Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook section 3862, “Financial Instruments – Disclosure” and section 3863, “Financial Instruments – Presentation”. These sections require the Company to provide disclosure to enable users to evaluate the significance of financial instruments on the Company’s financial position and performance, the nature and extent of risks arising from financial instruments the Company is exposed to during the reporting period and as at the balance sheet date, and how the Company is managing those risks. Disclosures required by this standard are included in Note 8.

Capital Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook section 1535, “Capital Disclosures”. This section requires the Company to provide disclosures to enable users to evaluate the Company’s objectives, policies and processes for managing capital. Disclosures required by this standard are include in Note 9.

Inventories

Effective May 1, 2008, the Company adopted CICA Handbook section 3031, “Inventories”, which replaces section 3030, “Inventories”. The new section establishes standards for the measurement and disclosure of inventories, including the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard did not have a material impact on the consolidated financial statements.

3.	Short term Investments

	July 31,	April 30,
	2008	2008
Short term Investments	$1,976	$4,232

Short term investments are comprised of guaranteed investment certificates and bankers acceptances guaranteed by large North American banking institutions that are callable on demand and pay interest for the period of the investment.

4.	Inventory

	July 31, 2008	April 30, 2008
Bullion	$1,033	$1,060
In-process inventory	$214	$230
	$1,247	$1,290

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

5.	Property, Plant and Equipment

	July 31,	April 30,
	2008	2008
Office Equipment and Vehicles	$401	$399
Accumulated depreciation	(252)	(233)
	149	166
Rawhide Mining Facility (note 6)	26,920	26,745
Accumulated depreciation and amortization	(25,700)	(25,572)
	1,220	1,173
Mining Property Acquisition Costs – El Salvador	5,454	5,454
	$6,823	$6,793

a)	El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i)

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

ii)

Measurement Uncertainty: The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has re-started the work on the El Dorado feasibility study; however the Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application. The continued delays or one or more of the issues noted above or other factors beyond the control of the Company could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material.

	iii)	The Company maintains an additional 4 exploration licences adjacent to the El Dorado property known as Santa Rita, Guaco, Huaucuco and Pueblos

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

5.	Property, Plant and Equipment - continued

a)	El Salvador Properties - continued

iv)

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. Upon TSX approval of the original agreement, the Company was required to make a payment of 50,000 shares. The agreement was subsequently amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concessions by making advance royalty payments as follows:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Yearly advance payments:	The greater of:
First anniversary	100,000 shares or $100 in shares of the Company
Second anniversary	140,000 shares or $140 in shares of the Company
Third anniversary	200,000 shares or $200 in shares of the Company
Fourth anniversary	300,000 shares or $300 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007 and February 11, 2008, 100,000 and 140,000 shares respectively were issued pursuant to the first and second anniversary payments.

b)	Other Exploration Properties

The Company holds exploration rights on mineral claims in Costa Rica which are largely unexplored and undeveloped.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

6.	Denton-Rawhide Joint Venture

(a)	The Company owns a 49% interest in the Denton-Rawhide mine. The Company’s revenue, cost of sales and mine operating income are entirely attributable to the Denton Rawhide mine.

(b)

By agreement dated October 28, 2004, subsequently amended in October 2006 and November 2007 between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners – “Rawhide”) and Nevada Resource Recovery Group LLC (“NRRG”), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. To-date, $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisition by Rawhide of title to additional lands within the area of interest and to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The $1,000 balance of the consideration is to be paid on the closing date. Upon closing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow. The November 2007 amendment extended the closing date of the sale of the lands comprising the Denton-Rawhide open pits to on or before October 31, 2008.

7.	Share Capital Common Shares

Authorized: Unlimited number of common shares

Stock and warrants issues

	Number of warrants	Weighted Average Exercise price ($Cdn)	Expiry
April 30, 2008	7,161,350	1.34	August 29, 2009
Issued	-	-	-
Exercised	-	-	-
July 31, 2008	7,161,350	1.34	August 29, 2009

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

7.	Share Capital - Continued

Stock Options

In April 2002, Dayton Mining Corporation and Pacific Rim Mining Corp. were amalgamated. The stock option plans existing at that date were combined.

In October 2002 shareholders approved a stock option and bonus plan (“2002 Plan”) under which, up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant, including all outstanding options granted under the 2002 Plan. The 2006 Plan replaces the 2002 Plan and the Company has discontinued granting any options under the 2002 Plan. However, any outstanding options granted under the 2002 Plan will continue to be governed by the 2002 Plan.

Current option details are as follows:

	Number of Options

			Weighted Average
			Exercise Price
	2002 Plan	2006 Plan	(in Cdn $)	Expiry
Options outstanding at April 30, 2008	3,240,000	4,165,000	$1.01	2008-2013
3 months ended July 31, 2008 - granted	-	-	-	-
- expired	(130,000)	-	$0.43	2008
Options outstanding at July 31, 2008	3,110,000	4,165,000	$0.96	2008-2013

Options vested as at July 31, 2008	3,048,333	2,123,333	$0.90

The following table summarizes information about stock options outstanding at July 31, 2008.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
October 8, 2008	$0.85	1,065,000	1,065,000
February 18, 2010	$0.75	1,045,000	1,045,000
June 27, 2010*	$0.99	220,000	-
June 15, 2011	$0.74	500,000	500,000
August 27, 2011	$0.92	500,000	333,333
August 28, 2011	$0.92	1,440,000	1,065,000
December 3, 2011	$1.34	125,000	83,333
February 11, 2012	$1.32	200,000	133,333
June 12, 2012	$0.90	60,000	40,000
August 27, 2012	$0.96	300,000	300,000
March 9, 2013	$1.17	1,820,000	606,667
		7,275,000	5,171,666

* These are performance vested options that have a term of three years and vest upon attaining specified milestones.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

7.	Share Capital - continued

Stock Options - continued

Stock-based compensation expense as calculated using the Black-Scholes Option Pricing Model is as follows:

Stock-based Compensation Expense :	Three Months Ended
	July 31,	July 31,
	2008	2007
Administrative costs	$118	$57
Exploration costs	99	45
Total stock-based compensation	$217	$102

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

8.	Financial Risk Management

(a) Market Risks

(i) Commodity Price Risk
The Company is subject to price risk from fluctuations in the market price of gold, which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the US dollar relative to other major currencies, global demand and supply and global political and economic conditions. From time to time, the Company enters into gold forward sales contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for a portion of its future production. These forward sales activities are governed by policies set by the Company’s Board of Directors. The Company’s forward sales activities are settled through physical delivery of bullion. At July 31, 2008 and April 30, 2008, the Company had no gold forward sales contracts outstanding.

(ii) Foreign Currency Risk
The Company’s functional and reporting currency is the US dollar. The Company’s exposure to foreign currency is primarily related to Canadian dollar-denominated short-term investments. The Company does not enter into foreign exchange contracts to manage this exposure. The impact of a $0.01 increase and a $0.01 decrease in the US dollar-Canadian dollar exchange rate at July 31, 2008 is $13 and $(13) respectively.

(b) Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with its financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments.

(c) Credit Risk
The credit risk exposure related to the Company’s gold forward sales activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold hedging contract counter parties are large international credit-worthy institutions. At July 31, 2008 and April 30, 2008, the Company had no gold forward sales contracts outstanding. Cash and cash equivalents, short term investments and closure fund balances are held with international financial institutions.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

8.	Financial Risk Management - continued

(d) Interest Rate Risk
The Company does not have significant interest rate risk as all short term investments and closure fund investments are held in instruments with guaranteed interest rates.

(e) Fair Values

The Company classifies its financial assets as either held for trading, available for sale or loans and receivables. Financial liabilities are classified as either held for trading or other financial liabilities. Cash and cash equivalents, short term investments, restricted cash and closure fund investments are designated as available for sale and recorded at fair value with unrealized gains and losses recorded in other comprehensive income. Receivables and Deposits are designated as loans and receivables and recorded at amortized cost. Accounts Payable are designated as other financial liabilities and are recorded at amortized cost. The Company’s carrying values of receivables, deposits and accounts payable approximate fair values due to their short terms to maturity.

9.	Capital Risk Management

The Company defines its capital as shareholders’ equity as the Company has no debt.

The Company’s objectives when managing capital are:

• To maintain adequate capital to operate its business and safeguard its ability to continue as a going concern; and
• To minimize the use of debt prior to the commencement of development activities

The Company continuously assesses its capital structure in light of economic conditions, debt and equity markets and changes in the Company’s short-term and long-term plans. The Company is not subject to externally imposed capital requirements.

10.	Segmented Information

The Company’s revenue is entirely attributable to the Denton Rawhide mine.

	Three Months Ended
	July 31,	July 31,
Net Income (Loss)	2008	2007
Canada	$(1,207)	$(120)
USA	389	1,012
El Salvador	(2,386)	(2,275)
Argentina	(65)	(76)
Chile	-	-
Total	$(3,269)	$(1,459)

11.	Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.